As filed with the Securities and Exchange Commission on _________, 2000.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

UNITREND, INC.

(Exact name of registrant as specified in its charter)

Nevada	8731-0203	34-1904923
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4665 West Bancroft St.

Toledo, Ohio		43615

(Address of principal executive office)		(zip code)

Registrant’s telephone number, including area code 419-536-2090

Copies to:

MICHAEL A. SMITH
CARLILE PATCHEN & MURPHY LLP
366 E. Broad Street
Columbus, Ohio 43215
614-228-6135

Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EXCHANGE ON WHICH
TO BE SO REGISTERED	EACH CLASS IS TO BE REGISTERED

Common Stock, no par value	Application will be made to list on various Exchanges, including, but not limited to the Boston Stock Exchange and the Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

ITEM 1. BUSINESS

Unitrend, Inc. (the “Company”) is a development stage company founded as an Ohio Corporation in 1996 by Conrad A.H. Jelinger. The Company was reincorporated in Nevada in July, 1999. The Company focuses on the computer enclosure and power supply industry. The Company is preparing for the release of the VersaCase® computer enclosure later this year. In 1998 we agreed to acquire by merger a related party known as Server Systems Technology, Inc., (SSTI), an Ohio corporation formed September 27, 1994, for the purpose of obtaining patented technology crucial to retaining control of the VersaCase line of products. This acquisition was legally effectuated in July 1999.

COMPANY OVERVIEW

Unitrend, Inc. was founded with the purpose of expanding the useful life of computer technology. Our mission is to maximize our customers’ return on investment in information systems by extending the value of older technologies as they combine with the latest advances. Our first product which is designed to accomplish this aim is the highly modular VersaCase computer enclosure. Unitrend’s current goal is to establish VersaCase as the industry standard for open architecture computer enclosures while setting new benchmarks for quality and adaptability.

We utilize proprietary and patented technology to design, develop, manufacture, and market our products. VersaCase is a computer enclosure which allows a user or technician to rapidly access all internal components of a computer. This architecture dramatically reduces downtime for maintenance, and allows quick upgrading of a single component (such as the computer’s central processing unit) without having to replace or tear down and rebuild the entire computer. We have also patented a computer power supply unit that greatly enhances the energy performance and cooling operations inside a computer case. These products save substantial time and financial resources for both users and technical support staff. Up to the date of the filing of this document, we have not had any sales of the VersaCase computer enclosure, but have presently placed five units in the field for testing.

Unitrend has equipped a 13,000 square foot light assembly and metal fabricating plant in Wauseon, Ohio for the assembly of its products. The facility will ultimately have the production capacity of 3,000 units per day and be staffed by 35 hourly and 5 salaried employees. The plant is operated by our affiliate, Osborne Manufacturing, Inc. (OMI). Additionally, we have several agreements with nationally known suppliers who have successful long-term operating histories as manufacturers/providers of component parts for the computer industry.

The VersaCase will be marketed and sold through direct and indirect channels. After introducing the product to North America, we will expand to Europe, Asia/Pacific, and Latin America, although not necessarily in that order. The unique total modularity of VersaCase enables the end-user to save considerable time and money, whether the product is utilized as a personal computer (PC) or as a server in a network of computers. Due to the mission-critical nature of computer network activities, our primary marketing efforts are directed at server applications. We will also market to high-end PC users concerned with complex, high quality computer systems, and expect these users to be strong early adopters of the VersaCase technology.

In addition to its assembly plant in Wauseon, Ohio, Unitrend has its headquarters in Toledo, Ohio. The company currently employs eight people, and expects to grow to approximately 35 in early 2001.

PATENTS AND TRADEMARKS

We rely on a combination of patents, trademarks, trade secrets and non-disclosure agreements to protect our proprietary rights. We execute confidentiality and non-disclosure agreements with our employees and with key vendors and suppliers. These efforts allow us to rely upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us, or the failure to achieve our intellectual property objectives may have a material adverse effect on our business, financial condition and results of operations.

Currently, we have three United States patents issued and five United States patent applications pending. There can be no assurance that any new patents will be issued, that we will continue to develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on our business and operating results.

Our ability to compete successfully and achieve future revenue growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect our intellectual property or that our intellectual or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of various countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our inability to protect our intellectual property and proprietary technology could have a material adverse effect on our business, financial condition and results of operations. As the number of patents, copyrights and other intellectual property rights in the computer enclosure industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, computer enclosure companies may increasingly become subject of infringement claims. In the future, we may be notified that we are infringing patent or other intellectual property rights of others. Although there are no pending or threatened intellectual property lawsuits against us, we may become the subject of litigation or infringement claims in the future. Any of these potential claims could result in substantial costs and diversion of resources and could have a material effect on our business, results of operations and financial condition.

INDUSTRY

The computer industry has experienced remarkable growth. According to eTForecasts, PC shipments reached 39.9 million units domestically, and 107 million units worldwide in 1999, a growth of 20.5% over 1998. While the Y2K issue motivated some purchases, this sales pattern reflects both the acquisition of first machines and replacement of existing units. Worldwide PC sales are expected to reach over 215,000,000 units by the year 2005.

Domestic and Worldwide PC Shipments*

	1998	1999	2000**

Domestic	34.2	39.9	45.3

Worldwide	88.8	107	124.5

*Shipments are measured in millions of units
** Projected numbers

Source: eTForecasts

According to International Data Corp., revenue from worldwide PC sales for 1998 was $171 billion, and in 1999 worldwide revenues were up to $189 billion, representing a 10.5% increase over the previous year. Projected worldwide revenue for 2000 is $204 billion, a 7.9% increase.

The PC server market likewise grew at a rapid pace. According to market researcher eTForecasts, 1999 worldwide server shipments reached 3.7 million units. Worldwide sales by 2005 are projected to be 11.5 million units. The top four vendors in this segment are Compaq, Hewlett-Packard, IBM and Dell.

Growth in the computer market reflects the rush to build information highways within and between both work and home environments. The trend of connecting people and business is further illustrated by the dramatic growth of Web Hosting, Application Service Providers (ASPs), Internet Service Providers (ISPs), and a rapid growth in the number of new companies entering this market. In order to support this high level of “instant” connectivity, these companies are building massive “server farms” using fiber optic communications to accelerate the transmission of data by two to three times current speeds. For example, Intel has built its first server farm in Santa Clara, CA and has aggressive plans to open more hosting facilities around the world, each with 5,000 to 10,000 servers (Computer Reseller News, 10/8/99). Level 3 Communications, an international communications network company, is building a worldwide network with “gateway” sites planned in 56 U.S. and 21 International cities (Level 3 Communications web site 3/15/00).

Open Architecture. The concept of open architecture enables computer users to combine various components and peripherals from different manufacturers. To some extent, the industry has moved in the direction of common standards typified by open architecture. For example, mounting boards, DVD’s, CD-ROM’s, floppy drives, and serial ports, to name a few, are designed according to a set of common specifications. In addition, the ATX logic board platform developed by Intel, the world’s largest manufacturer of microprocessors, sets the standard for placement of connecting devises to the logic board. However, fiercely competitive market forces have thus far defeated true open architecture.

Major assemblers such as IBM, Dell, Gateway, and Compaq build units that support only their proprietary components. If one of these parts should fail, the only option is to replace it with the same part from the same company. While this provides additional revenue for the PC producer, the consumer suffers in significant ways. Consumers are locked into the price, availability, and delivery time dictated by the PC producer, which can add to downtime and cost of maintenance.

Accessibility. In order to simplify the repair and upgrade of computers, the industry is beginning to create hardware that is easily accessible. Historically, the design of computer enclosures has severely limited one’s ability to service both critical and ordinary problems with a PC. Rapid access is especially important in mission-critical applications where a technician must make a prompt intervention to save the computer network from crashing. Unfortunately, the human expert often loses this race. These system crashes are all to frequent and widely publicized, as in the cases of internet companies E-bay and Amazon.com. The loss in reputation and revenues can be significant. Sandy Carter of IBM stated that some of their customers lose $10,000 per minute of downtime (Computer Reseller News, 5/21/99).

Some industry leaders are moving toward tool-less cases that can be opened by pressing tabs to lift the top panel. Apple introduced the G-3 model highlighting the ease of access to the “guts” through a drop-down side panel. Gateway, Dell, and IBM have recently introduced models that move in this direction as well.

Continuous Need to Upgrade. Both hardware and software components are updated at an astounding pace. Moore’s Law states that processing power doubles roughly every 18 to 24 months. The rapid release of 12 Intel microprocessing chips from the 8080 through the Pentium III Xeon over the last 25 years shows that Moore’s observation is still remarkably accurate, while also demonstrating technology’s rushing rate of change. A steady stream of software upgrades takes advantage of this additional processing power to create more powerful, intuitive, and stable software. We become increasingly dependent on the software, and thus the software upgrades, which in turn require upgrading the computer’s memory, storage, or processing capabilities. This cycle becomes so expensive that the estimated 5 year total cost of ownership for a Windows based PC is $47,500 (March 2000 Fujitsu web site, citing a study by the Gartner Group). Instead of upgrading the computer, entire existing systems are often simply discarded.

Scalability. The ability to change internal components is essential for extending the investment in computer technology. As the Fortune Tech Buyers Guide states, “ scalability is key, especially in PCs. Better systems provide plenty of expansion slots and extra drive bays so PCs can grow as needed” (Fortune Tech Buyers Guide Supplement Summer, 1999, p. 130, 141).

UNITREND SOLUTION

We believe Unitrend is well positioned to offer solutions to many of the issues listed above. VersaCase was designed with these factors in mind, resulting in a product that addresses all four areas: true open architecture; complete accessibility; rapid upgrade and maintenance; and creative scalability.

True Open Architecture. The VersaCase achieves true open architectural design by allowing the combination of various technologies and/or peripherals from different manufacturers. VersaCase accepts all industry standard components, such as motherboard configurations from Intel. Because the case design allows for the acceptance of any non-proprietary part, the consumer will not be restricted to using proprietary components. This significantly enhances the computer’s value by allowing the owner to choose the best component for each repair and upgrade.

Complete Accessibility. The VersaCase allows a user or technician to quickly access the internal components of a computer. The design of the case is similar to a drawer, thereby providing quick access, without tools, to the inside of the computer. Internal components become modules that can be installed or replaced simply and easily. This design simplifies routine repair, maintenance, and upgrade procedures. This full-access-design is vital for mission-critical applications. Often, a failure in a server system can be isolated to two or three units, and the technician must rapidly check all three units to save the entire system from shutting down. Standard computer enclosures require considerable time to access all internal components because they must be laboriously dismantled. With the VersaCase, the technician simply slides open the drawer. What can take agonizing minutes or even hours with a typical enclosure is done in seconds or minutes with a VersaCase.

Rapid Upgrade and Maintenance. The drawer-like design of the VersaCase not only allows full access to all the internal components, it dramatically reduces the time required to get to any given component. The time it takes to perform upgrades and repairs is doubly expensive when you add the cost of the person’s time performing the task to the lost productivity of the user while the system is down. In effect, every minute saved by VersaCase buys back two minutes of user and technical support time. The total cost of ownership for a computer built with VersaCase is greatly reduced by allowing individual components to be upgraded. With other cases, many components such as the motherboard or central processing unit (CPU) cannot be changed, and you are forced to discard the entire PC. With other cases, you are forced to buy a whole new computer, leaving you with many perfectly good, but unusable, components. Instead of spending thousands of dollars every two years for a whole new system, VersaCase lets you spend a couple hundred dollars (or less) by merely upgrading the old component and continuing on with using the rest.

Creative Scalability. The VersaCase provides unmatched flexibility. It can be used as a PC or a server. As a server, the unit can be used in a rack-mount application or as a standalone unit. Up to fifteen 3 1/2” drives can be mounted internally onto three independent universal mounting racks, or six 5 1/4” drives can be mounted onto two independent universal mounting racks. Removable drive bay panels allow for any combination of drive sizes to be installed. Due to the inter-changeability of the components, hundreds of configurations are possible.

In summary, the VersaCase offers new technology to the market, which gives you the ability to easily maintain and upgrade your system while providing unsurpassed configuration options. VersaCase simplifies changes and extends the life of computers, saving substantial time and money for both companies and individuals.

COMPETITION

We will compete in the computer enclosure market, initially focusing on the high-end PC and entry-level server segments. The computer enclosure market is intensely competitive. Within the enclosure market, we will encounter competition primarily from large domestic enclosure manufacturers and distributors such as Berno, Inc., California P.C. Products, American Portwell and Antec. To our knowledge, no competing company offers an enclosure which contains all the features and benefits of the VersaCase. As noted above, some major computer assembly firms, e.g., IBM, Gateway, Acer, and Dell, have introduced PC models that contain some modular features that are found in a VersaCase. No one, however, has designed or introduced a model that delivers all the scalable and versatile technology that the VersaCase offers.

We will also encounter strong competition from international computer enclosure companies who sell to worldwide original equipment manufacturers and distributors. These international companies also set up their own distribution networks in international markets, including the United States. The international market is extremely competitive due primarily to aggressive pricing. Examples of international companies include: Chung Long Metal Co., Ltd.; Karrie Ind.; MacCase Ind. Corp.; Leadertech Systems; Everfit Computer Supply; and Evergreat Group.

The VersaCase is more expensive to purchase than traditional computer enclosures, with a retail price around $400. This price is competitive when compared to higher-end rackmount servers. We will compete in the computer enclosure market by demonstrating the value of the features and benefits of VersaCase. We separate ourselves from other companies now offering computer enclosures by focusing on common sense solutions. VersaCase is convertible technology. Accordingly, it may be used as a single unit, in multiple stacks, rack-mount configuration, or as a workstation. It can be used in a variety of applications including, but not limited to a file server, disk array, or jukebox. Further, non-proprietary components can be used to configure a computer for a specific application, and possibly achieve lower operating costs.

There can be no assurance that we will be able to compete effectively in this marketplace. While unit cost and actual pricing is being established for the product, there is no production and sales history to determine the accuracy of these figures. Therefore, it is not possible to determine whether we can effectively compete with other computer enclosure manufacturers on price alone. An inability to compete with other computer enclosure manufacturers would adversely affect our business, financial condition, and results of operations.

GROWTH STRATEGY

Our growth strategy is built around five imperatives: maintaining technology leadership; increasing market share; acquisition of other business entities; leveraging strategic relationships; and the recruiting and retention of key personnel.

Maintaining Technology Leadership. The cutting edge of our effort to achieve technological leadership is to establish a standard for open architecture and modularity in the computer enclosure industry. Other components, accessories, and products are in various stages of development. They will be supported by an aggressive research and development budget.

Increasing Market Share. Our entry into the market is estimated at a modest level to allow us to grow at a reasonable pace. However, we make no representations or guarantees that we will be able to manage the growth of our business. Once VersaCase is introduced, we expect that there will be significant interest across a number of market segments. The VersaCase is unparalleled in its versatile application as a PC or server enclosure. The ease of access and scalability will provide numerous benefits to routine and mission-critical users that will propel and increase market share.

Acquisition of Other Business Entities. In order to expand our technological and market capabilities, we may consider the pursuit of other companies. Such acquisitions may include core and non-core entities. A core entity may be a research and development group, and a non-core firm could be one that might enhance our production process.

Leveraging Strategic Relationships. We intend to leverage our relationship with companies that complement our mission. For instance, the uniqueness of VersaCase technology will create opportunities for us to establish strong relationships with key distributors. These distributors will be able to offer their clients a product that is very competitive and distinctive. We have been approached by distributors to consider a channel relationship or exclusive position with them. While we must maintain a broader market focus, we may selectively enter into agreements that would enhance market credibility and penetration.

Recruitment and Retention of Key Personnel. An entrepreneurial spirit that was based in creativity, risk and reward drove the birth of this company. We intend to maintain this quality by offering competitive salary and incentive compensation. Our overriding human resources philosophy is to build a corporate culture that supports the success of each employee, as well as the company.

MARKETING AND SALES

We are implementing brand-building strategies for both the Unitrend and VersaCase brands. Our brand objective is to identify emerging trends in computer-related technologies and to provide streamlined solutions that make those technologies more user friendly. The VersaCase computer enclosure is the first product that we are marketing. We will continue to build equity in the brand by promoting the unique and patented VersaCase features via multiple mediums to diverse market segments.

VersaCase will be marketed to, and sold for, two specific PC applications: high-end PC users, such as automated manufacturing functions, and entry-level servers. We intend to market and sell our products to non-profit and commercial organizations, individuals, and original equipment manufacturers (OEMs). OEM sales and licensing, large corporate and government accounts, and large-volume value added re-seller (VAR) sales will be managed by Unitrend’s direct sales organization. Sales to all other organizations will be through distributors. We are in the process of establishing a multi-channel distribution network that will allow us to leverage the distributors who are strategically focused on offering value added products and services to the computer industry. Lastly, we will sell the VersaCase and future products directly to end-users through our Internet site. However, we will modify our distribution plans as demanded by the markets we serve in order to maximize efficiency throughout all channels of distribution. We intend to promote end-user demand, and will support our sales efforts through a variety of marketing programs including but not limited to: trade and consumer advertising, public relations, and trade shows.

While our initial focus is the North American market, we plan to expand to Europe, Asia/Pacific, and Latin America as opportunity arises. The data presented at the beginning of the business section illustrates the size of these market segments.

PRODUCT

VersaCase is our flagship product. The VersaCase has undergone an extensive development process. Five developmental VersaCase prototypes have been developed, including the yet to be released production-level beta units. These units will undergo rigorous in-house testing as well as field placement at selected sites, which will mirror our more prominent market segments.

The VersaCase is comprised of a number of characteristics and features, such as:

•	Chassis and outer shell are made of 16-gauge steel.

•	Up to fifteen 3 1/2” drives can be mounted internally onto three independent universal mounting racks.

•	Or six 5 1/4” drives can be mounted onto two independent universal mounting racks.

•	Removable drive bay panels allow for any combination of drive sizes to be installed.

•	Front mounted DB connector for easy laptop docking or serial, SCSI, USB and parallel connections.

•	Front DB connector can be swapped with a wireless infrared connecting port.

•	High-security tumbler lock to protect against unauthorized entry into the computer’s interior.

•	Easy to read control panel with LED readouts for Power, Turbo, HHD1 activity, HDD2 activity, Power supply cooling fan failure warning, and Processor cooling fan failure warning, as well as a System Reset switch and Turbo speed switch.

•	19” Rack-Mount ready chassis with invertible outer shell to maintain EMI/RFI shielding.

•	Ultra-strong construction to allow units to be stacked up to six high with docking pin accessory.

•	Rugged design allows even the heaviest CAD Monitors to be placed on top of unit.

•	Ball bearing drawer sliders with heavy duty 100lb weight capacities, for smooth opening and closing.

•	Removable back plane with 25-pin, 9-pin DB connector ports and RJ port.

•	Optional 10, 12, or 16 slot back planes available for AT, ATX, Passive back plane and other designs.

•	Includes Prism Power Supply (when available) or allows the use of standard Slim power supplies mounted in either a horizontal or vertical position.

•	Rear mounted cable transom to facilitate moving wires when opening and closing chassis drawer.

•	Quick-release power supply base unit used to distribute power to electrical components which accepts optional battery pack for uninterrupted power in case of power supply failure.

•	Removable thread-mounted feet allow unit to be bolted down on or under table, desk, wall, rack, etc.

OPERATIONS

For the design, development, and manufacturing of our products, we rely on a skilled work force imbued with a strong work ethic and moderate wage scale. In addition, principal suppliers have been selected based on experience and pricing considerations.

Manufacturing Facility. VersaCase will be assembled at a light assembly and metal fabricating plant in Wauseon, Ohio, which is located 30 miles west of Toledo. The 13,000 square foot facility will assemble the VersaCase units and related products. The facility will ultimately have the production capacity of 3,000 units per day based on a three-shift schedule. The facility will be operated as Osborne Manufacturing, Inc. (OMI), a joint venture between Unitrend, Inc. and Jon Osborne. Until OMI’s third year of production of VersaCase units for Unitrend, we will hold a majority ownership of the joint venture, at which time our ownership will be reduced to 40%.

It is expected that 35 hourly and five salaried employees will staff the plant. The facility is located in an area that features a solid workforce and reasonable wage scale. Located near Interstates 80/90 and 75, the manufacturing facility affords excellent shipping access. The facility is 15 minutes from the Toledo, Ohio airport and a short distance from the Fulton County airport.

Key Suppliers. We will use a large national metals company which is established, well-known and respected in the computer industry, as our major vendor. They will produce the VersaCase chassis through a hard-tool process, and will apply the interior rails and feet to the bottom of the unit. The vendor also has the ability to customize parts with soft-tool applications.

Fulton Industries of Wauseon, Ohio will produce the small steel components that will be used in the VersaCase. Fulton Industries is located in close proximity to the main manufacturing facility and offers over 75 years experience in this market.

Adept Mold of Detroit, Michigan has been selected to supply the plastic components for the VersaCase. Similar to the other vendors, Adept was selected based on its location, price, competitive service, and molding expertise.

We intend to establish a comprehensive quality control system and will seek ISO9000 compliance from the International Standards Organization. Our intent is to base our quality control program around preventative logic rather than a detection philosophy and practice. This will be accomplished by establishing a rigorous inspection protocol at each assembly station. Documentation will be accomplished by computer-generated evaluation methodologies.

RESEARCH AND DEVELOPMENT

Apart from tooling costs of $1,429,429, as of December 31, 1999, we have invested $201,198 in research and development. To date, our primary focus has been the development of the VersaCase. We are developing accessories that will further enhance the VersaCase, and allow for further customization. It is our intent to continue to innovate by developing similar products that will enable a computer user to save time and money while upgrading and repairing his or her computer. The design of a unique power supply unit is nearing completion, although we have already received one patent on the power supply, and expect to seek others. Other product designs are also on the drawing board. There is no guarantee that any of these products will become viable revenue sources.

We believe timely introduction of new and enhanced products will be essential to maintaining a competitive edge. However, we make no representation or guarantee that we will be able to establish or maintain a competitive edge in the marketplace. Consequently, the human and financial commitment to research and development will increase proportionately to meet these demands.

ITEM 2. FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated historical financial data as of and for the years ended December 31, 1999, 1998, 1997, and 1996 has been derived from our Financial Statements, which have been audited by Groner, Boyle & Quillin, LLP (“GBQ”), independent auditors. We have retained GBQ to audit our financials for each of the four years listed in the table below. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company’s Consolidated Financial Statements and the Notes to the Consolidated Financial Statements, which are included herein.

	As of and for the period ending March 31, 2000 and for the years ended December 31,
	(in thousands, except per share data)
	Unaudited	1999	1998	1997	1996	Unaudited
	Quarter					1995

	Ended 3-31-00

Operating results:

Revenues	—	—	—	—	1	—

COGS	—	—	—	—	—	—

Research & Development expenses	17	7	207	214	81	—

Selling, General & Administrative expenses	354	1,232	807	1,079	5,488	(93)

Operating loss	(371)	(1,239)	(1,014)	(1,293)	(5,569)	(93)

Net income (loss)	(378)	(1,335)	(1,100)	(1,293)	(5,569)	(93)

Basic & diluted earnings (loss) per share	(0.01)	(0.02)	(0.02)	(0.02)	(0.07)	(0.09)

Balance sheet data:

Cash & cash equivalents	7	9	2	—	78	132

Total assets	2,075	2,030	1,777	299	365	449

Long-term debt	242	2,021	421	26	14	26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with our “Selected Consolidated Financial Data” and our financial statements and accompanying notes appearing elsewhere in this prospectus. This document contains forward-looking statements that involve risks and uncertainties. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. Actual results may differ materially from those indicated in forward-looking statements.

OVERVIEW

We invent and market computer-related products designed to make technology simple, accessible and affordable through modularity. We have exclusive rights to patented and patent pending products and technology for certain computer-related products. Our VersaCase computer enclosure system, which we have begun marketing to businesses and other entities employing computer servers, allows users to quickly access computer components by incorporating a pull-drawer design of high modularity, thus reducing downtime and extending the service life of information technology.

We are a development stage company that commenced operations in April 1996 and has incurred significant losses since that date. In 1998 we acquired Server Systems Technology, Inc. (SSTI), a related Ohio corporation formed September 27, 1994. SSTI held the patent on technology crucial to the VersaCase line of products. We acquired SSTI in a stock-for-stock exchange. Also in 1998, we incorporated Osborne Manufacturing Inc. (OMI) as an Ohio Corporation to function as the business entity for a joint venture between our Company and one of our employees. OMI is to act as the primary assembling and shipping facility for our line of products. We presently hold a majority interest in OMI, which will be reduced to a minority interest two years after OMI begins producing Unitrend products on a regular basis. To date, we have not generated any revenue from sales of our patented and patent pending products or through licensing agreements, but have relied on private equity financing and loans from our founder. Furthermore, we have not yet been profitable since our inception and expect to incur additional operating losses in 2000 as we ramp up for production and sales of our VersaCase product. As of December 31, 1999, Unitrend and OMI had accumulated deficits of $9,177,217 and $211,445 respectively, for a combined accumulated deficit of $9,388,662. At December 31, 1999, we had available net operating loss carry forwards of approximately $4.1 million for federal income tax reporting purposes which begin to expire in 2011. To date, our operations have consisted predominantly of incidental sales of computer components while we have principally concentrated on the progression of the VersaCase enclosure and related products. We have not achieved profitability on a quarterly or an annual basis and anticipate that we will continue to incur net losses through the second quarter of 2001. Expenses incurred have been primarily for development of the VersaCase enclosure system, tooling and administrative support. We expect to incur significant engineering, pre-production, sales, general and administrative expenses and, as a result, we will need to generate significant revenue to achieve profitability. Additionally, our lack of operating history makes it difficult for us to predict future operating results and, accordingly, there can be no assurance that we will sustain revenue growth or achieve profitability in future quarters. Although our core management team has worked together for several years, none of the present members of management has extensive experience in managing a large public business in the computer industry. We intend to hire accomplished individuals in the industry to supplement our current management team. However, we cannot assure that we will be able to attract and retain such persons.

The Company has conducted extensive research and development activities since its inception at a variety of levels. Such activities have primarily focused on market research, marketing, sales and distribution, current technologies, emerging technologies, manufacturing, tool production and analysis, engineering (structural, mechanical, and electronic/electrical) and product development. The Company has engaged various consultants to assist in some of these matters. The Company initially had a two to three year time line for developing and placing its initial products into the market. However early in 1998, toward the end of the initial product development cycle, the computer industry announced sweeping changes to its 20-year old standard in internal design layouts. These changes caused the computer industry to adopt a new standard. Substantial changes in the future are not to be expected for at least ten years. This caused the Company to redesign its products prior to commencement of the development of the tooling and dies. These changes caused delays and deviations from the initial time line. Additional delays were caused by the Company’s underestimation of the complications involved in developing the tools and dies necessary to produce the Company’s products (up to six months may be required per tool). Additionally, a significant number of these tools cannot be built concurrently with one another because the parts produced by the core tool must be compared and checked against industry standards before other tools based upon that part may be engineered. The VersaCase product alone has more than 200 parts, with most of those components having been invented by the Company. To build the VersaCase more than 40 tools have to be designed, machined and built. The total cost for tooling to date is $1,429,429 with an additional $2,467,498 needed to complete tooling, and for various marketing activities including but not limited to develop a selling proposition, conduct naming and nomenclature, develop branding elements and launch material formats, design a trade show exhibit booth, and further develop the web site prior to full-scale production. There was a decline from $1.1 million spent on tooling in 1998 compared to $189,081 spent in 1999. This decrease is due to thirty-five tools being launched in 1998 as opposed to only six tools in 1999.

The Company has applied for 14 patents with respect to its products of which four have been granted to date. Patent prosecution is also a source of delay and considerable expense for the Company. To fully prosecute a patent may take several years, depending on the type of patent and the number of competing or similar patents. However, the Company believes that patenting its products is key to protecting the value of its ideas and its business plans. In addition to hiring patent attorneys, engineers and designers as consultants to help develop the Company’s products, the Company has also hired consultants to help with the marketing of its products. At the present time, the design of the VersaCase is complete and the Company has produced several working prototypes. The tools and dies necessary to manufacture this product have been designed and engineered and “soft” tools have been produced in order to enable the Company to produce the prototypes. Funds are still required in order to produce the “hard” tooling which will enable the Company to go into full-scale production of the VersaCase product. As more expertise has been required to complete the Company’s products and to go into production, the Company has hired additional staff. Obviously, as the VersaCase product has neared completion, it has been necessary for the Company to hire additional staff in order to ramp up its ability to produce, market and distribute this product. The Company expects to continue to hire additional staff to meet its business challenges as it gets closer to full-scale operations.

We expect that our initial revenues will primarily be derived from direct sales of our VersaCase computer enclosure system to businesses specializing in providing remote server-related services and larger entities which own onsite server-based network equipment. We expect that substantially all of our revenue through the second quarter of 2001 will be derived from customers based in the United States. We expect that revenue from customers based outside the United States will increase in future periods. In addition to revenue derived from direct sales, we expect that revenue through indirect distribution channels will increase in future periods. While computer case sales are generally not affected by seasonality, sales fluctuations may be tracked by changes in computer standards as those changes relate to the layout of components within computer cases. Where strategically beneficial, we believe that we will be able to enter into strategic alliances with companies focusing on the development of computer peripherals, logic boards and power supplies. Our notion that we can develop such strategic relationships stems from the idea that entities with a vested interest in computer components used inside computer enclosures will profit from the perpetuation of open architecture in server-based computer network equipment. To date, we have not entered into any such alliances, and the creation of such alliances cannot be guaranteed.

We plan to initially sell and distribute the VersaCase to two specific PC applications: high-end PC users, such as automated manufacturing functions, and entry-level servers. We intend to market and sell our products to non-profit and commercial organizations, individuals, and original equipment manufacturers (OEMs). OEM sales and licensing, large corporate and government accounts, and large-volume value added re-seller (VAR) sales will be managed by Unitrend’s direct sales organization. Sales to all other organizations will be through distributors. We are in the process of establishing a multi-channel distribution network that will allow us to leverage the distributors who are strategically focused on offering value added products and services to the computer industry. Lastly, we will sell the VersaCase and future products directly to end-users through our Internet site. We intend to promote end-user demand, and will support our sales efforts through a variety of marketing programs including but not limited to: trade and consumer advertising, public relations, and trade shows.

While our initial focus is the North American market, we plan to expand to Europe, Asia/Pacific, and Latin America as opportunity arises. The data presented at the beginning of the business section illustrates the size of these market segments.

RESULTS OF OPERATIONS

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

We have had no net revenues in the year ended December 31, 1999 (“1999”) or in the year ended December 31, 1998 (“1998”). Consequently, there was no cost of revenues or gross profit in 1999 or 1998.

We incurred an operating loss of $1,238,862 in 1999, compared to an operating loss of $1,013,776 in 1998, an increase of 22%. The increase in operating losses is tied to added salaries from hiring additional full-time and part-time employees and increases in wages to existing employees as well as additional costs of outside consultants and companies hired by the Company to aid in its marketing and production efforts.

Research and development expenses, which were expensed as they were incurred, consist primarily of salaries and related expenses for personnel engaged in engineering and development, fees paid to research and engineering consultants and outside service providers, costs for prototypes and test units, and other expenses related to the design, development, testing and enhancements of VersaCase and our future products. Our research and development expenses decreased to $6,523 in 1999 from $206,956 in 1998, a decrease of 97%. This decrease is due to the finalization in 1998 of many design elements of our initial products as we prepare to produce those products. We anticipate that our research and development costs for 2000 will increase dramatically, as we begin marketing VersaCase units and refocus our efforts toward the expansion of our product base. We believe that research and development is critical to our strategic product development objectives and intend to enhance our products and technology to meet the changing requirements of the market demand.

There was a decline from $1.1 million in 1998 to $189,081 in 1999 spent on tooling and dies for the VersaCase. This decrease is due to thirty-five tools being launched in 1998 as opposed to only six tools in 1999. In 1998, most component designs were finalized; therefore purchase orders were submitted for those tools. The tooling commitments as of December 31, 1999 total $405,295.

Selling, general and administrative expenses consist primarily of salaries and related costs of marketing and customer support activities, legal services, and finance, information technologies, human resources, and executive expenses, as well as costs associated with trade shows, promotional activities, advertising and public relations. Legal services for the company consisted of salaries, filing fees, dues and subscriptions and new and ongoing patent and trademark filings and prosecution costs. Prosecution costs include those legal fees directly associated with the process of obtaining patents on inventions under the control of or otherwise originating from the Company. Finance, information technologies, human resources and executive expenses consisted of expenses relating to salaries, information systems expansion, professional fees, facilities expenses and other general corporate expenses. Our selling, general and administrative expenses increased to $1,232,339 in 1999 from $806,820 in 1998, an increase of 35%. This increase was due to salaries from hiring additional full-time and part-time employees and increases in wages to existing employees as well as additional costs of outside consultants and companies hired by the Company to aid in its marketing and production efforts. We expect that selling, general and administrative expenses will increase in the future as we hire additional personnel, expand our operations domestically, initiate additional marketing programs, establish sales offices in new locations and incur additional costs related to the growth of our business and our operations as a public company.

Our Prosecution costs decreased to $1,980 in 1999 from $2,208 in 1998, a decrease of 10%. This decrease is reflective of the typically more significant initial costs associated with the pursuit of patent protection. The Company expects that as it grows to promote its products in the national markets and generates additional inventions that its Prosecution costs will increase. However, there can be no assurances that the Company will be able to promote its products in the national markets or that it will generate any additional inventions.

During 1999, stock options were issued to employees and certain non-employee consultants, which were formalized in writing under our 1999 Stock Option Plan. As of December 31, 1999, 3,944,270 total options have been granted to non-employee consultants at a strike price of $0.50 each. Options to non-employee consultants were recorded as consulting expenses and disclosed as selling, general and administrative expenses in the Company’s accompanying consolidated financial statement, using the fair market value of the services rendered or the options granted on the date of issuance. We recognized $7,868 of compensation expense to non-employees relating to these options during 1999, compared to $55,316 in 1998, a decrease of 86%. This decrease in compensation expense relating to options granted to non-employees results from the issuance of 639,730 fewer options in 1999 compared to 1998. We determined that the per share weighted average fair value of post-splits stock options granted during 1999 was $0.50 on the date of grant.

Interest expense increased to $97,268 in 1999 compared to $61,387 in 1998, an increase of 58%. This increase in interest expenses is attributed directly to notes payable to the founder, issued in 1998 and 1999, which have an interest rate calculated as the prime rate on the first business day of the year, payable in ten equal annual installments after we are profitable for one year. This note was forgiven by the founder in March, 2000.

Year Ended December 31, 1998 compared to Year Ended December 31, 1997

We had no net revenues in the year ended December 31, 1998 (“1998”) or in the year ended December 31, 1997 (“1997”). Consequently, there was no cost of revenues or gross profit in 1998 or 1997.

We incurred an operating loss of $1,013,776 in 1998, compared to an operating loss of $1,292,747 in 1997, a decrease of 22%. This decrease in operating losses is tied to reduction of wages associated with the elimination of certain full-time employment positions, reduction in rent, and the transitional reduction in costs of outside consultants and companies hired by the Company to aid in its marketing and production efforts.

Research and development expenses, which were expensed as they were incurred, consist primarily of salaries and related expenses for personnel engaged in engineering and development, fees paid to research and engineering consultants and outside service providers, costs for prototypes and test units, and other expenses related to the design, development, testing and enhancements of VersaCase and our future products. Our research and development expenses decreased to $206,956 in 1998 from $213,898 in 1997, a decrease of 3%. This decrease is primarily tied to the elimination of certain outside research and development consulting in favor of in-house engineering efforts, as well as a reduction in overall research and development costs due to the finalization of initial design analyses.

VersaCase tooling expenditures increased in 1998 to $1.1 million as opposed to only $116,000 spent in 1997. This can be credited to purchase orders for nine tools being submitted in 1997 as opposed to thirty-five tools in 1998. The finalization of most component designs was also made in 1998, which directly contributed to the majority of the tools being launched in this year.

Selling, general and administrative expenses consist primarily of salaries and related costs of marketing and customer support activities, legal services, and finance, information technologies, human resources, and executive expenses, as well as costs associated with trade shows, promotional activities, advertising and public relations. Legal services for the company consisted of salaries, filing fees, dues and subscriptions and new and ongoing patent and trademark filings and prosecution costs. Prosecution costs include those legal fees directly associated with the process of obtaining patents on inventions under the control of or otherwise originating from the Company. Finance, information technologies, human resources and executive expenses consisted of expenses relating to salaries, information systems expansion, professional fees, facilities expenses and other general corporate expenses. Our selling, general and administrative expenses decreased to $806,820 in 1998, from $1,078,849 in 1997, a decrease of 25%. This decrease is primarily due to cost-cutting efforts by our management.

Our Prosecution costs decreased to $2,208 in 1998 from $10,774 in 1997, a decrease of 80%. This decrease is linked directly to the more significant initial costs associated with the pursuit of patent protection.

During 1998, stock options were issued to employees and certain non-employee consultants, which were formalized in writing under our 1999 Stock Option Plan. As of December 31, 1998, 3,846,000 total options were granted to non-employee consultants at a strike price of $0.50 apiece. Options to non-employee consultants were recorded as consulting expenses and disclosed as selling, general and administrative expenses in the Company’s accompanying consolidated financial statement, using the fair market value of the services rendered or the options granted on the date of issuance. We recognized $55,316 of compensation expense to non-employees relating to these options during 1998, as compared to $252,011 in 1997, a decrease of 78%. This decrease in compensation expense relating to options granted to non-employees results from the issuance of 2,230,000 fewer options in 1998 compared to 1997. We determined that the per share weighted average fair value of post-splits stock options granted during 1998 was $0.50 on the date of grant.

Interest expense in 1998 increased to $61,387. There was no interest expense recorded in 1997. This interest expense is attributed directly to a note payable to the founder issued in 1998, which has an interest rate calculated as the prime rate on the first business day of the year, payable in ten equal annual installments after we are profitable for one year. The founder made no similar loans in 1997.

Year Ended December 31, 1997 compared to Year Ended December 31, 1996

On December 15, 1998, we acquired Server Systems Technologies, Inc (“SSTI”). This acquisition had a significant impact on our results of operations for the year ended December 31, 1997 compared to the year ended December 31, 1996 due to that Company’s significant cessation of operations in 1996. We had no net revenues in the year ended December 31, 1997 (“1997”) as compared to $603 in the year ended December 31, 1996 (“1996”). Consequently, there were no cost of revenues or gross profit in 1997.

We incurred an operating loss of $1,292,747 in 1997, compared to an operating loss of $5,569,687 in 1996, a decrease of 77%. This decrease is primarily reflective of the recognition of compensation expense during in 1996 for the options granted to Mr. Eric Jelinger.

Research and development expenses, which were expensed as they were incurred, consist primarily of salaries and related expenses for personnel engaged in engineering and development, fees paid to research and engineering consultants and outside service providers, costs for prototypes and test units, and other expenses related to the design, development, testing and enhancements of VersaCase and our future products. Our research and development expenses increased to $213,898 in 1997 from $81,531 in 1996, an increase of 62%. This increase primarily results from expenses associated with our test marketing research at the Fall 1997 COMDEX computer and technology trade show.

Selling, general and administrative expenses consist primarily of salaries and related costs of marketing and customer support activities, legal services, and finance, information technologies, human resources, and executive expenses, as well as costs associated with trade shows, promotional activities, advertising and public relations. Legal services for the company consisted of salaries, filing fees, dues and subscriptions and new and ongoing patent and trademark filings and prosecution costs. Prosecution costs include those legal fees directly associated with the process of obtaining patents on inventions under the control of or otherwise originating from the Company. Finance, information technologies, human resources and executive expenses consisted of expenses relating to salaries, information systems expansion, professional fees, facilities expenses and other general corporate expenses. Our selling, general and administrative expenses decreased to $1,078,849 in 1997 from $5,488,156 in 1996, a decrease of 80%. This decrease is reflective of the recognition of compensation expense recorded during 1996 for the options granted to Mr. Eric Jelinger.

Our Prosecution costs decreased to $10,774 in 1997 from $16,761 in 1996, a decrease of 36%. This decrease is linked directly to the more significant initial costs associated with the pursuit of patent protection.

During 1997, stock options were issued to employees and certain non-employee consultants, which were formalized in writing under our 1999 Stock Option Plan. As of December 31, 1997, 3,088,000 total options were granted to non-employee consultants at a strike price of $0.50 apiece. Options to non-employee consultants were recorded as consulting expenses and disclosed as selling, general and administrative expenses in the Company’s accompanying consolidated financial statement, using the fair market value of the services rendered or the options granted on the date of issuance. We recognized $252,011 of compensation expense to non-employees relating to these options during 1997, as compared to zero in 1996. This $252,011 increase in compensation expense relating to options granted to non-employees results from the issuance of 3,088,000 more options in 1997 as compared to 1996. In 1997, we utilized options as compensation for various consulting services including, but not limited to, accounting and bookkeeping, technical and design work, engineering and business consulting. We determined that the per share weighted average fair value of post-splits stock options granted during 1997 was $0.50 on the date of grant.

We had no interest expense in 1997.

Quarter Ended March 31, 2000 compared to the Quarter Ended March 31, 1999

We had no net revenues during the 2000 first quarter or the first quarter ended March 31, 1999 (“1999 first quarter”). We expect to begin selling the VersaCase in the second or third quarter in 2001.

We had an operating loss of $370,997 during the 2000 first quarter as compared to a loss of $220,378 during the 1999 first quarter, an increase of 68%. As discussed below, this loss grew due to an increase in the research and development expenses as well as the selling, general and administrative expenses.

Research and development expenses increased to $16,680 during the 2000 first quarter as compared to zero during the 1999 first quarter. This increase was due to a consulting fee paid during 2000 to an international product design and consulting firm to examine the Company’s products for possible improvement suggestions prior to the commencement of full-scale production. We believe that research and development expenses will increase as we go forward.

Selling, general and administrative expenses increased to $354,317 during the 2000 first quarter as compared to $220,378 during the 1999 first quarter, an increase of 61%. This change was due primarily to an increase in payroll expenses of $85,061, professional fees of $38,067, and rent expense of $12,552 during the first quarter of 2000 as compared to 1999. Payroll costs grew due to the hiring of three new employees subsequent to the 1999 first quarter. The increase in professional fees is primarily related to the timing of the audit during 2000 as compared to 1999. A significant portion of the growth in rent expense is tied to our pursuit to open a new facility in the western United States, as well as resulting from a minor fluctuation in payments on the OMI leased facility.

In the 2000 first quarter, additional stock options were issued to employees and certain non-employee consultants under our 1999 Stock Option Plan. During the 2000 first quarter, 1,000,000 stock options were issued to employees, while 64,472 stock options were issued to non-employee consultants. Both have an exercise price of $0.50. Options to non-employee consultants were recorded as consulting expenses, using the fair market value on the date of grant of the options issued. We recognized $5,029 of compensation expense to non-employees relating to these options during the 2000 first quarter. The compensation expense was determined based on a calculation of the fair market value of the services rendered or the options granted.

Interest expense was comparable during the first quarters ended March 31, 2000 and 1999.

LIQUIDITY AND CAPITAL RESOURCES

From inception, we have financed our operations primarily through private placements of equity securities, which provided aggregate net proceeds of approximately $3,746,413 and net loans from founder received from inception of $1,703,854. At December 31, 1999, our cash balance was $8,779. Since that date, we have received additional proceeds from founder’s loans and the Company’s cash position fluctuates. The Company expects founder’s loans to continue funding the Company’s operations until the time that such loans are not necessary. The cash requirement needed to complete production tooling and infrastructure of VersaCase is approximately $2,467,498, of which $405,295 was in contractual agreement as of December 31, 1999. Production could feasibly start sometime in the second quarter of 2001 and would require approximately $3,000,000 to begin initial ramp-up production for a 90 day period.

Net cash used in operating activities for the years ended 1999 and 1998 was $1,526,703 and $684,412 respectively. Our net cash flow used by investing activities was $288,532 in 1999 and $1,480,253 in 1998 and relates primarily to capitalized tooling costs and other equipment purchased. Net cash inflow from financing activities was $1,822,123 in 1999 and $2,166,233 in 1998.

Our future capital requirements will depend upon numerous factors, including the amount of revenues generated from operations, the cost of our sales and marketing activities and the progress of our research and development activities, none of which can be predicted with certainty. Within four months after this registration passes SEC comments, we anticipate engaging in a public offering in an effort to raise up to $40 million. The proceeds of that proposed offering, together with existing capital resources and cash generated from operations, if any, will be sufficient to meet our cash requirements for at least the next 18 to 24 months at our anticipated level of operations. However, we cannot promise that the proposed offering will be successful in raising $40 million. Further, we cannot declare with certainty that proceeds from that anticipated offering can be made available to us on a timely basis, if at all. Additionally, we can not be certain that the founder will continue to fund our capital needs, although we are expecting him to do so. Consequently, we may seek additional funding during the next 24 months and could seek additional funding after such time. There can be no assurance that any additional financing will be available on acceptable terms, if required. Moreover, if additional financing is not available, we could be required to reduce or suspend our operations, seek an acquisition partner or sell securities on terms that may be highly dilutive or otherwise disadvantageous to existing investors, or investors purchasing stock offered in the anticipated secondary offering. In the event that neither of the capital-raising mechanisms described above result in timely usable proceeds to the Company, we may have a serious shortfall of working capital. We have experienced in the past, and may continue to experience, operational difficulties and delays in product development due to working capital constraints. Any such difficulties or delays could have a material adverse effect on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

YEAR 2000 ISSUES

We completed our assessment of internal systems that could be affected by the Year 2000 issue prior to December 31, 1999 and found that our computer systems would properly utilize dates past December 31, 1999. We did not experience any significant problems associated with Year 2000 issues, and we are not aware that any of our vendors or suppliers experienced any such problems. Nevertheless, we have communicated with our significant suppliers to determine the extent to which we are vulnerable to those parties’ failure to solve their own Year 2000 issues. Upon becoming aware that one or more of these third parties fails to solve their Year 2000 issues such that they may affect our operations, we will develop contingency plans. If significant numbers of these third parties experience failures in their computer systems or equipment due to Year 2000 non-compliance, it could affect our ability to engage in normal business activities. To date, we have incurred expenses of approximately $15,000 in connection with becoming Year 2000 compliant, and do not anticipate incurring material incremental costs in future periods due to such issues. However, we cannot assure you that these issues will not arise in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivatives and Hedging Activities,” which established accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. Under this directive, companies are required to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. We will adopt SFAS No. 133 as required by SFAS No. 137, “Deferral of the Effective Date of the FASB Statement No. 133,” in fiscal year 2001. We do not expect the adoption of SFAS No. 133 to have an impact on our financial condition or results of operations.

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

OVERVIEW

During the three months ended March 31, 2000 (“2000 first quarter”), we engaged a highly qualified interim Chief Financial Officer while simultaneously adding three Directors to the Board to bring expertise and diversity to our management team. In February 2000 we established an alliance with Fitch USA, an international product design and consulting firm, to implement a marketing strategy and develop communication tools to better position our products into the marketplace. Production of tooling for our lockdown bracket, rack mount bracket and desk clamp continued during the 2000 first quarter. Also during this period, our primary founder, Conrad A.H. Jelinger, forgave $2,241,796 of prior years’ loans and associated interest, which was accounted for as contributed capital.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations since inception primarily through public and private sales of equity securities, as well as through loans from its founder and CEO, Conrad A. H. Jelinger. As of March 31, 2000, the Company’s cash totaled $7,191. Loans from our founder during the first quarter totaled $468,000. These loans, prior year loans and associated interest totaling $2,241,796 were forgiven, and accounted for as contributed capital.

Primary uses of cash and cash equivalents for the three months ended March 31, 2000 included $408,412 for the Company’s operations and working capital requirements, payments on notes payable of $4,833, and purchases of equipment and tooling and dies under construction of $56,343.

The Company’s future cash requirements will depend upon numerous factors, including the amount of revenues generated from operations (if any), the cost of the Company’s sales and marketing activities and the progress of the Company’s research and development activities, none of which can be predicted with certainty. The Company will seek additional funding during the quarter and may seek additional funding after such time. The Company will meet its funding requirements for the tooling costs, operating costs and other funding requirements through loans by the majority shareholder as well as raising additional equity through a registration of its securities with the Securities and Exchange Commission. There can be no assurance any additional funding will be available on acceptable terms, or at all. Moreover, if additional financing is not available, the Company could be required to reduce or suspend its operations, seek an acquisition partner or sell securities on terms that may be highly dilutive or otherwise disadvantageous to current shareholders. The Company may in the future experience operational difficulties and delays in its production development due to working capital constraints. Any such difficulties or delays could have a material adverse effect on the Company’s business, financial condition and results of operation.

YEAR 2000 ISSUES

The Company experienced no significant problems or malfunctions relating to the Year 2000 situation during the quarter. Therefore, the Company had no costs relating to this issue during this period.

ITEM 3. PROPERTIES

Our headquarters comprise approximately 10,000 square feet of space in an office building owned by us at 4665 West Bancroft Street, Toledo, Ohio 43615. The building houses our principal executive offices, as well as limited laboratory and technical development space.

We purchased the office/engineering complex for cash in early summer, 1998. In order to make better use of this resource, we obtained a mortgage against the property in the amount of $290,000 from National City Bank, a national banking association, whose principal place of business is located at 405 Madison Avenue, Toledo, Ohio, 43604. The mortgage was executed July 7, 1998. The annual amount due under this note is $19,332. The balance of the mortgage, in the amount of $206,228, is due and payable on August 1, 2003. In addition, our company is obligated to pay real estate taxes as well as insurance premiums in order to maintain coverage and utility costs. Other expenses associated with the property include fees for snow removal and lawn maintenance.

At this time, Unitrend Inc. has no plans to acquire any additional real property. Our current facilities should be sufficient to sustain our aggressive growth projections for the near future.

We are in partnership with Jon Osborne of Osborne Manufacturing Inc. (OMI), a joint venture between Unitrend, Inc. and Jon Osborne. OMI operates a 13,000 square foot plant located in Wauseon, Ohio, and will be the final assembly and shipping point for the VersaCase. The OMI facility is leased for a five-year term, that commenced on the first day of June, 1998 and which terminates the 30th day of May, 2003. Monthly lease payments of $4,020 are due in advance on the first day of each month. We have an option to purchase the facility upon fulfillment of the lease terms for a yet-to-be-negotiated purchase price.

We have commissioned several tools and dies, crafted and held by key suppliers. Unitrend Inc. owns the equipment and has made arrangements with the holders to use the tools and dies to produce parts and ship them to the assemble facility operated by OMI for completion of the VersaCase unit.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company’s shares of Common Stock as of March 15, 2000 by (i) all those known by the Company to be beneficial owners of more than 5% of its Common Stock; (ii) all Directors; and (iii) all Officers and Directors of the Company as a group. As of the date of this filing, the Company has 69,383,580 shares outstanding. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the Common Stock beneficially owned.

	Beneficial Ownership
	At time of listing

	Number of
Shareholder(1)	Shares		Percent(2)

Conrad A. H. Jelinger	45,296,000		64%

Eric V. Jelinger	10,000,000		14%

Dale Boley	30,000		*

Martha Moloney	541,573	(3)	*

Darryl Stolper	5,200		*

Kathleen M. Novak	260,000	(4)	*

Total for Officers and Directors	56,132,773		80%

* less than 1% of outstanding shares

(1)	Address for all the above: 4665 W. Bancroft, Toledo, Ohio 43615.

(2)	Percentages are calculated to include all outstanding securities and securities deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(3)	Total includes 445,773 option shares that are fully vested and subject to exercise.

(4)	Total includes 200,000 option shares that are fully vested and subject to exercise.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers, directors and key employees are as follows:

Name	Age	Position

Conrad A. H. Jelinger	47	President, Chief Executive, Chairman, Director and Interim Chief Financial Officer

Kathleen M. Novak	25	Senior Vice President

Douglas E. Stallings	35	General Counsel

Eric V. Jelinger	46	Director

Dale Boley	31	Director

Robert J. Hayes	43	Director

Martha A. Moloney	61	Director

Darryl Stolper	58	Director

      Conrad A. H. Jelinger is the founder and Interim Chief Financial Officer of Unitrend and has been Chairman, President and CEO of the Company since its inception in 1996. Mr. Jelinger has over 25 years of experience in the technical and computer industry. This includes serving as President and CEO of Server Systems Technologies from September 1994 to April 1996. Mr. Jelinger attended the University of Toledo, where he studied Business Administration and International Finance. He also completed technical and electronics training while serving in the United States Navy. Mr. Jelinger is one of our executive officers.

      Kathleen M. Novak joined Unitrend in December 1996 as Marketing Analyst. In October 1997 Ms. Novak was appointed Investor Relations Specialist and in August 1999 was appointed Director of Administration. Ms. Novak was appointed Senior Vice President in February 2000. Ms. Novak holds a B.A. in Finance and Marketing from Ohio University. Ms. Novak is one of our executive officers.

      Douglas E. Stallings joined Unitrend in November 1996 as General Counsel. From September 1994 to the present, Mr. Stallings has been a part-time instructor at the University of Toledo College of Business, Department of Management. From November 1994 to December 1995, Mr. Stallings was in private practice where he concentrated on business and corporate law and general civil law. Mr. Stallings holds a J.D. from the University of Toledo College of Law and a B.A. in Broadcast Communications from Brigham Young University. Mr. Stallings is one of our key employees.

      Eric V. Jelinger has been a member of the Board of Directors since July 1999 and was elected as Assistant Secretary of the Company in July of 1999. Eric Jelinger is the brother of Conrad Jelinger. Since June of 1994, Eric Jelinger has been a vascular interventional radiologist at the Joint Township District Memorial Hospital in St. Mary’s, Ohio. In addition, he was Vice President and a member of the Board of Server Systems Technologies from 1994 to 1996. Since January of 1999, he has also held the following additional business positions: Managing Member of Van

Hague Elevator Company (a business holding company), Managing Director of Golden Apple Limited (a real estate development company), and Managing Director of AP Net Limited (an on-line tutorial company). Since June of 1998, he has been President of 5171 CRA, Inc. (an aircraft rental company). Eric Jelinger received a B.A. from the University of Toledo in 1980 and a M.D. from the Medical College of Ohio in 1985. He completed his fellowship in vascular interventional radiology in 1991 at Georgetown University Hospital.

      Dale Boley has been a member of the Board of Directors since July 1999. From 1992 to October of 1996, Mr. Boley was a production operator at Teleflex Automotive in VanWert, Ohio. From 1996 to 1997, Mr. Boley was a sales agent with Sharron Realty Associates in VanWert, Ohio. In addition, since January of 1999, Mr. Boley has been a Manager of Van Hague Elevator Company. Mr. Boley attended Lima Technical College focusing on computers and received a P.C. in Microcomputers Sales and Marketing in 1991.

      Robert J. Hayes became a member of the Board of Directors in March 2000. As Senior Vice-President for Fitch USA, Mr. Hayes directs the Mechanical and Electrical Engineering Groups. In addition, he participates in programs involving all phases of product design, from conceptualization through production. Mr. Hayes' project involvement includes work for such clients as BioImage (a Kodak company), Ciba Corning Diagnostics Corp., Compaq, Diebold, Lear Siegler Seymour, Rubbermaid, Lionel and Valentine Research. He is named on numerous design and utility patents. Mr. Hayes holds a B.S. in Mechanical Engineering from Cleveland State University.

      Martha A. Moloney became a member of the Board of Directors in March 2000. From 1972 to 1977, Mrs. Moloney was Vice President and Board member at Steger Schowel, a restaurant supply distribution company. Since 1990, Mrs. Moloney has been in private practice while concurrently serving as a Counselor with Catholic Charities at numerous area hospitals. Mrs. Moloney holds a B.A. in Psychology from Maryville University and a M.SW. from St. Louis University.

      Daryl Stolper became a member of the Board of Directors in March 2000. From 1980 to the present, Mr. Stolper has worked at Paul Revere Secondary School where he is department Chairman for, and Teacher of, American History. A historian and writer, Mr. Stolper has been published in numerous periodicals including Reel West and Blues Unlimited. Mr. Stolper is recognized as an authority in music recording history, and has served as a consultant to Rhino Records and provided expert testimony in numerous legal cases. Since 1985, Mr. Stolper has served as an elected member of the Pacific Palisades, California Board of Governors. Mr. Stolper holds a B.A. in Physical Anthropology and American History from California State University, Northridge and a M.A. in American Studies from Pepperdine University.

ITEM 6. EXECUTIVE COMPENSATION

The Summary Compensation Table below shows compensation for the 1999 fiscal year for each person who served in the capacity of CEO during the year and any other executive who earned a total of more than $100,000 during the last fiscal year.(1)

Summary Compensation Table

			LONG-TERM
	ANNUAL COMPENSATION		COMPENSATION

			SECURITIES
NAME AND PRINCIPAL			UNDERLYING	ALL OTHER
POSITION	SALARY	BONUS	OPTIONS	COMPENSATION

Conrad A. H. Jelinger,
CEO	$177,428	0	0	0

Douglas E. Stallings,
General Counsel	$107,846	0	2,000,000	0

(1)	Mr. Jelinger and Mr. Stallings are the only executives who received compensation exceeding $100,000 in fiscal year 1999.

STOCK OPTION PLAN

We currently operate under the 1999 Equity Incentive Plan which governs all aspects of option grants to employees and other who have made a substantial contribution to the success of the company. All options granted to employees vest over a three year period, commencing on the date of hire, and continuing based upon years of employment. Options which are granted as past consideration for services vest immediately.

Further, as a result of the merger and the subsequent stock splits, the Board has modified and amended the 1999 Equity Incentive Plan to clarify treatment of option absorbed by the merger and the effect of the stock splits on options already granted. The 1999 Equity Incentive Plan as Amended is attached.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth total grants of stock options through the fiscal year ended December 31, 1999, for the Officers and Directors of the Company.

INDIVIDUAL GRANTS

POTENTIAL
REALIZABLE
VALUE
ASSUMED
ANNUAL RATES
OF STOCK
	NUMBER OF				PRICE
	SECURITIES				APPRECIATION
	UNDERLYING %	OF TOTAL OPTIONS			FOR OPTION
	OPTIONS	GRANTED TO	EXERCISE		TERM(D)
	GRANTED	EMPLOYEES IN	PRICE	EXPIRATION
	(A)	1999(B)	(C)	DATE	5%	10%

Kathleen M. Novak	800,000 (2)	800,000	$0.50	1-4-10	$0.61	$0.73

EMPLOYMENT CONTRACTS AND CHANGES IN CONTROL AGREEMENTS

Conrad A.H. Jelinger. Mr. Jelinger has executed an Employment contract with the company, as well as a Trade Secret agreement and a Non-Compete agreement. Mr. Jelinger currently has no severance package and no stock options. Mr. Jelinger is eligible to participate in the 2000 Cash Incentive Plan.

Kathleen M. Novak. Ms. Novak has executed an employment agreement with the company, as well as a Trade Secret and Non-Compete agreement. Ms. Novak currently has no severance package. Ms. Novak is entitled to participate in the Equity Incentive Plan and the 2000 Cash Incentive Plan. Ms. Novak has been granted and has the right to exercise 200,000 options resulting from her employment. If she leaves the company, these options will convert to non-qualified options and she will have the remaining of the 10 year period to exercise. Additionally, Ms. Novak was granted 800,000 options in January, 2000 under the 1999 Equity Incentive Plan. These options will vest over a three year period. In the event of termination, Ms. Novak will have 3 months to exercise the options or forfeit them.

BOARD COMPENSATION

Unitrend, Inc. currently offers no compensation to members of the board, except reasonable reimbursement for expenses.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of December 31, 1999 the Company was indebted to Conrad A.H. Jelinger in the aggregate amount of $1,703,854. Mr. Jelinger has continued to make loans to the Company in 2000. This indebtedness relates to loans made by Mr. Jelinger to the Company in 1998 and 1999. The loans accrue interest at the market rate as determined on the first business day of the year, and are payable in ten equal annual installments after the Company has become profitable for one year. The Company believes that these loans are on terms no less favorable than could be secured from unrelated third parties. During the period ended March 31, 2000, our primary founder, Conrad A.H. Jelinger, forgave $2,241,796 of prior years’ loans and associated interest, which was accounted for as contributed capital.

ITEM 8. LEGAL PROCEEDINGS

The Company was served with notice of a lawsuit filed in the United States District Court for Hawaii on April 24, 2000. Two former employees, a husband and wife team, are suing for the return of their investment of $250,000, based upon Hawaiian State securities law. The Company believes this lawsuit has no merit and intends to vigorously defend itself.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

There is no established trading market for common shares of the Company’s securities. As of December 31, 1999, the Company had outstanding shares in the amount of 69,383,580 held by 772 holders of record. As of December 31, 1999, the Company had outstanding options to purchase 6,885,970 of common stock, of which 5,069,433 are exercisable. As of March 15, 2000, the Company has outstanding options to purchase 7,930,452 shares of common stock, of which 5,652,785 are exercisable.

The Company has not paid dividends since its formation and does not currently intend to do so.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

From January 1, 1997 to December 31, 1997 the Company rescinded 60,000 shares of common stock with a total value of $30,000 through a private placement exemption. Those transactions were conducted without an underwriter in which the Company dealt directly with seven individuals. Also during this period the Company issued 3,088,000 options at a strike price of $0.50 per share to several non-employee individuals who provided various consulting services to the Company. Pursuant to the option plan, the options granted expire on the date(s) specified in the option agreement(s), but in no event shall the term of the options exceed ten years from the date of grant. In 1997 we issued 410,000 options to our employees. In that same year we cancelled 133,320 employee options.

From January 1, 1998 to December 31, 1998 the Company sold 3,731,060 shares of common stock with a total value of $1,865,530 through a Regulation A offering. During that same time period and pursuant to the same Regulation A offering, the Company conducted an exchange and rescission offering to all then-existing shareholders of Company stock. Pursuant to that offering, the Company exchanged 2,081,200 Regulation A shares for Unitrend, Inc. private placement stock on a one-for-one basis, for a total value of $1,040,600. The total number of shares of common stock rescinded in that offering amounted to 195,840, with a total value of $97,920 during 1998. The 1998 Regulation A offering transactions were conducted without the aid of an underwriter, and with the exception of approximately one corporation and seven trusts, all dealt with individuals. The proceeds of that Regulation A offering were used in the following manner: the value of $1,040,600 was applied directly to the exchange of Regulation A stock for previously-sold private placement securities, as shown above; from the cash proceeds of $1,865,530, approximately 32% was used for manufacturing expenses, 24% was used for general and administrative expenses, and 44% was used for the purchase of assets. During this 1998 period the Company issued 758,000 options at a strike price of $0.50 per share to seven non-employee individuals who provided various business, financial, strategic and technological consulting services to the Company. Pursuant to the option plan, the options granted expire on the date(s) specified in the option agreement(s), but in no event shall the term of the options exceed ten years from the date of grant. In 1998 we issued 1,500,000 options to our employees. In that same year we cancelled 199,980 employee options.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

COMMON STOCK

The Company’s Amended Articles of Incorporation authorize 200,000,000 shares of Common Stock, without par value. As of March 15, 2000, the Company had issued and outstanding 69,383,580 shares held by 772 holders of record. In July, 1999, the Company had a four to one stock split, except for the shares issued relating to the Server System Technology, Inc. merger that were split three to one. In August, 1999, the Company split all common stock issuing five shares for every one share outstanding at the time.

Holders of Unitrend, Inc. common stock are entitled to receive such dividends, if any, as may be declared by the Board out of legally available funds. In the event of liquidation, dissolution or winding up of the Company, holder of common shares are entitled to share equally and ratably, based upon the number of shares held, in the assets, if any, remaining after payment of all of the Corporation’s debts and liabilities.

Holders of common stock are entitled to one vote per share for each share held of record on any matter submitted to the stockholders for a vote. Any amendment to the Articles of Incorporation, merger, or consolidation of the Company, sale, lease or exchange of all or substantially all of the Company’s property and assets or voluntary dissolution of the Company requires approval by Company shareholders, as required by Nevada Law. Common shares are neither redeemable nor convertible, and the holders thereof have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company.

The summary description of the relative rights and limitations of Common Stock is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

A director of the Company may not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived any improper personal benefit. The provisions of the Corporation’s Bylaws eliminating the liability of directors for monetary damages do not affect the standard of conduct to which directors must adhere, nor do such provisions affect the availability of equitable relief. In addition, such limitations on personal liability do not affect the availability of monetary damages under causes of action based on federal law.

Article Ten of the Corporation’s Bylaws provides for indemnification of its officers and directors. In addition, the Company provides director and officer insurance coverage for the benefit of its directors and officers.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is identified in the section “Index to Financial Statements” on page F-1 hereof and is contained in the section “Unitrend, Inc. — Financial Statements” attached hereto and such sections are incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

      (a) Financial Statements

The information required by this item is contained in the “Contents to Financial Statements” on page F-2 hereof.

      (b) Exhibits

EXHIBIT
NUMBER	DESCRIPTION
2.1*	Articles of Merger for the Merger of Unitrend, Inc., and Server Systems Technologies, Inc.

2.2*	Articles of Merger for the Merger of Unitrend, Inc., an Ohio Corporation, and Unitrend, Inc., a Nevada Corporation

3.1*	Articles of Incorporation and Amendments

3.2*	Bylaws of the Corporation

4.1*	Lock-up Agreement between Unitrend, Inc. and Eric Jelinger

10.1*	1999 Equity Incentive Plan

10.2*	Form Stock Option Agreement (Employee)

EXHIBIT
NUMBER	DESCRIPTION

10.3*	Form Stock Option Agreement (Non-Employee/Non-Qualified)

10.4*	Cash Incentive Plan

10.5*	Employment Agreement, Non-compete Agreement and Trade Secret Agreement between the Corporation and Conrad Jelinger

10.6*	Employment Agreement, Non-compete Agreement and Trade Secret Agreement between the Corporation and Kathleen M. Novak

10.7*	Employment Agreement, Non-compete Agreement and Trade Secret Agreement between the Corporation and Douglas E. Stallings

10.9*	Option Agreements between the Corporation and Kathleen M. Novak

10.10*	Option Agreements between the Corporation and Douglas E. Stallings

10.12*	Option Agreement between the Corporation and Martha Moloney

10.13*	Promissory Note for the purchase of the property located at 4665 W. Bancroft, Toledo, Ohio

10.14*	Mortgage for the property located at 4665 W. Bancroft, Toledo, Ohio

10.15*	Promissory Note from the Corporation given to Conrad Jelinger for the year ending 1998

10.16*	Promissory Note from the Corporation given to Conrad Jelinger for the year ending 1999

10.17*	Joint Venture Agreement between Unitrend, Inc., and Jon Osborne

10.18*	Promissory Note given to the Corporation from Osborne Manufacturing, Inc., for year ending 1998

10.19*	Promissory Note given to the Corporation from Osborne Manufacturing, Inc., for the year ending 1999

10.20	Lease Agreement for the property located at 9306 County Road 14, Wauseon, Ohio

27.1*	Financial Data Schedule

99	Unaudited Financial Statements for the period ended March 31, 2000

* Previously Filed

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Unitrend, Inc. (Registrant)

By /s/ Conrad A. H. Jelinger Conrad A.H. Jelinger President and Chief Executive Officer

Dated August 28, 2000

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

CONSOLIDATED FINANCIAL STATEMENTS

* * * * * *

December 31, 1999, 1998, 1997, and
for the periods from the inception
date of September 27, 1994 to
December 31, 1999

CONTENTS TO FINANCIAL STATEMENTS

To the Stockholders
Unitrend, Inc.
Toledo, Ohio

INDEPENDENT AUDITORS’ REPORT

      We have audited the accompanying consolidated balance sheets of Unitrend, Inc. and Subsidiary (Development Stage Companies) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 1999, 1998, 1997, and for the period from the inception date of September 27, 1994 to December 31, 1999. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unitrend, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999, 1998, 1997, and for the period from the inception date of September 27, 1994 to December 31, 1999 in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company is in the development stage, has suffered development stage losses, and has a net capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in the going concern note in the accompanying notes to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Columbus, Ohio
January 21, 2000

/s/ Groner, Boyle & Quillin, LLP

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)
CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998

		1998
	1999	(as restated)

ASSETS

CURRENT ASSETS

Cash	$8,779	$1,891

Current portion of notes receivable	22,458	7,000

Prepaid expenses	19,830	19,830

Total current assets	51,067	28,721

PROPERTY AND EQUIPMENT, at cost

Land	67,485	67,483

Building and improvements	376,385	348,575

Furniture and fixtures	72,295	44,981

Computer equipment	125,054	121,787

Computer software	45,328	44,929

Automobiles	15,937	—

Tooling and dies under construction	1,429,429	1,240,349

	2,131,913	1,868,104

Less accumulated depreciation	(198,879)	(165,637)

Net property and equipment	1,933,034	1,702,467

OTHER ASSETS

Patent licensing costs, net of accumulated amortization	30,790	—

Loan costs, net of accumulated amortization	3,813	4,903

Notes receivable	11,550	40,612

Total other assets	46,153	45,515

TOTAL ASSETS	$2,030,254	$1,776,703

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$292,143	$573,294

Current portion of long-term debt	19,332	19,332

Accrued payroll and sundry taxes	14,922	56,597

Total current liabilities	326,397	649,223

LONG-TERM LIABILITIES

Accrued interest	72,215	1,245

Note payable — bank	244,892	261,002

Note payable — stockholder	1,703,854	158,531

Total long-term liabilities	2,020,961	420,778

COMMON STOCK SUBJECT TO RESCISSION	—	92,250

STOCKHOLDERS’ EQUITY (DEFICIT) Controlling interests:

Common stock, no par value	3,301,503	2,906,343

Additional paid-in capital	5,770,055	5,762,187

Deficit accumulated in the development stage	(9,388,662)	(8,054,078)

Total stockholders’ equity (deficit)	(317,104)	614,452

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY

(DEFICIT)	$2,030,254	$1,776,703

The accompanying notes are an integral part of the consolidated financial statements.
(F-4)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1999, 1998, 1997 and for the period from the inception date of September 27, 1994 to December 31, 1999

				September 27,
				1994
		Year Ended	Year Ended	(Date of Inception)
	Year Ended	December 31,	December 31,	to December 31,
	December 31,	1998	1997	1999
	1999	(as restated)	(as restated)	(as restated)

Sales	$—	$—	$—	$603

Research and development expenses	(6,523)	(206,956)	(213,898)	(508,908)

Selling, general and administrative expenses	(1,232,339)	(806,820)	(1,078,849)	(8,698,677)

Operating loss	(1,238,862)	(1,013,776)	(1,292,747)	(9,207,585)

Interest income	1,546	—	—	1,546

Interest expense	(97,268)	(61,387)	—	(158,655)

Net loss before cumulative effect of change in accounting principle	(1,334,584)	(1,075,163)	(1,292,747)	(9,364,694)

Cumulative effect of change in accounting principle	—	(23,968)	—	(23,968)

Net loss	$(1,334,584)	$(1,099,131)	$(1,292,747)	$(9,388,662)

Basic and diluted loss per share:

Before cumulative effect of of change in accounting principle	$(0.02)	$(0.02)	$(0.02)	$(0.14)

Cumulative effect of change in accounting principle	—	—	—	—

Net loss	$(0.02)	$(0.02)	$(0.02)	$(0.14)

Weighted average shares outstanding used to compute basic and diluted loss per share	69,059,567	67,471,023	63,343,945	65,860,755

The accompanying notes are an integral part of the consolidated financial statements.
(F-5)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 1999, 1998, 1997 and for the period from the inception date of September 27, 1994 to December 31, 1999

				Deficit
				Accumulated
	Common Stock		Additional	During the
			Paid-In	Development
	Shares	Amount	Capital	Stage	Total

BALANCE -

SEPTEMBER 27, 1994

(inception)	—	$—	$—	$—	$—

Sale of stock to founders for cash at .000006 per share on September 27, 1994	17,500,000	100	454,910	—	455,010

Sale of common stock to founder for cash at $0.000002 per share on April 12, 1996	45,296,000	113	—	—	113

Stock options issued on July 2, 1996	—	—	4,999,950	—	4,999,950

Net loss since inception to December 31, 1996	—	—	—	(5,662,200)	(5,662,200)

BALANCE -

DECEMBER 31, 1996

(as restated)	62,796,000	213	5,454,860	(5,662,200)	(207,127)

Exercise of stock options for common stock at $0.000005 per share on December 10, 1997	10,000,000	50	—	—	50

Stock options issued on January 15 and November 26, 1997	—	—	252,011	—	252,011

Cancellation of stock options for common stock at $0.000005 per share on December 31, 1997	(10,000,000)	(50)	—	—	(50)

Net loss - 1997	—	—	—	(1,292,747)	(1,292,747)

BALANCE -

DECEMBER 31, 1997

(as restated)	62,796,000	213	5,706,871	(6,954,947)	(1,247,863)

The accompanying notes are an integral part of the consolidated financial statements.
(F-6)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (continued)
For the Years Ended December 31, 1999, 1998, 1997 and for the period from the inception date of September 27, 1994 to December 31, 1999

				Deficit
				Accumulated
	Common Stock		Additional	During the
			Paid-In	Development
	Shares	Amount	Capital	Stage	Total

BALANCE -

DECEMBER 31, 1997

(as restated)	62,796,000	213	5,706,871	(6,954,947)	(1,247,863)

Sale of common stock for cash at $0.50 per share from January 17 to April 13, 1998	5,812,260	2,906,130	—	—	2,906,130

Stock options issued on January 15, August 1, and August 31, 1998	—	—	55,316	—	55,316

Net loss - 1998	—	—	—	(1,099,131)	(1,099,131)

BALANCE -

DECEMBER 31, 1998

(as restated)	68,608,260	2,906,343	5,762,187	(8,054,078)	614,452

Sale of common stock for cash at $0.50 per share from January 1 to June 30, 1999	770,320	385,160	—	—	385,160

Stock options issued on January 15, August 10, August 15, and November 29, 1999	—	—	7,868	—	7,868

Common stock issued for services at $2.00 per share on August 30, 1999	5,000	10,000	—	—	10,000

Net loss - 1999	—	—	—	(1,334,584)	(1,334,584)

BALANCE -

DECEMBER 31, 1999	69,383,580	$3,301,503	$5,770,055	$(9,388,662)	$(317,104)

The accompanying notes are an integral part of the consolidated financial statements.
(F-7)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999, 1998, 1997 and for the period from the inception date of September 27, 1994 to December 31, 1999

		Year Ended	Year Ended	September 27, 1994
	Year Ended	December 31,	December 31,	(Date of Inception)
	December 31,	1998	1997	to December 31,
	1999	(as restated)	(as restated)	1999

CASH FLOWS FROM

OPERATING ACTIVITIES:

Net loss	$(1,334,584)	$(1,099,131)	$(1,292,747)	$(9,388,662)

Adjustments to reconcile net loss to net cash used in operating activities:

Change in accounting principle	—	23,968	—	23,968

Options issued for services	7,868	55,316	252,011	5,315,145

Depreciation and amortization	35,265	34,673	44,761	207,647

Bad debt	8,149	—	—	8,149

Accrued interest income	(1,545)	(1,546)	—	(3,091)

Common stock issued for services	10,000	—	—	10,000

Increase in operating assets:

Other assets	—	5,537	6,040	—

Prepaid expense	—	(19,830)	—	(19,830)

Increase (decrease) in operating liabilities:

Accounts payable	(281,151)	453,526	95,842	292,143

Accrued payroll and sundry taxes	(41,675)	(138,170)	141,136	14,922

Accrued interest	70,970	1,245	—	72,215

Total adjustments	(192,119)	414,719	539,790	5,921,268

Net cash used in operating activities	(1,526,703)	(684,412)	(752,957)	(3,467,394)

CASH FLOWS FROM

INVESTING ACTIVITIES:

Payment for patent licensing costs	(31,723)	—	—	(31,723)

Purchase of property and equipment	(263,809)	(1,540,723)	(158,292)	(2,131,913)

Loans to related parties	—	—	(277)	(18,191)

Repayment from (loans to) other entities	7,000	7,999	(35,916)	(23,916)

Repayment from employee	—	3,041	—	3,041

Payment of organizational cost	—	—	—	(30,168)

Repayment from stockholder	—	49,430	94,390	—

Net cash used in investing activities	(288,532)	(1,480,253)	(100,095)	(2,232,870)

The accompanying notes are an integral part of the consolidated financial statements.

(F-8)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 1999, 1998, 1997 and for the period from the inception date of September 27, 1994 to December 31, 1999

		Year Ended	Year Ended	September 27, 1994
	Year Ended	December 31,	December 31,	(Date of Inception)
	December 31,	1998	1997	to December 31,
	1999	(as restated)	(as restated)	1999

CASH FLOWS FROM

FINANCING ACTIVITIES:

Payment of loan costs	—	(5,448)	—	(5,448)

Loan from stockholder	1,545,323	123,737	26,229	1,703,854

Proceeds from note payable	—	290,000	—	290,000

Payments on notes	(16,110)	(9,566)	—	(25,776)

Proceeds from sale of common stock and exercise of stock options	292,910	1,865,430	—	2,613,563

Payments for stock rescissions	—	(97,920)	(30,000)	(134,170)

Sales of stock subject to rescission for cash	—	—	779,510	1,267,020

Net cash provided by financing activities	1,822,123	2,166,233	775,739	5,709,043

Net increase (decrease) in cash	6,888	1,568	(77,313)	8,779

Cash — beginning of year	1,891	323	77,636	—

Cash — end of year	$8,779	$1,891	$323	$8,779

SUPPLEMENTAL

DISCLOSURES OF CASH

FLOW INFORMATION:

Cash paid during the period for:

Interest	$26,298	$61,387	$2,021	$92,151

The accompanying notes are an integral part of the consolidated financial statements.

(F-9)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

NATURE AND SCOPE OF BUSINESS

Unitrend, Inc. (the Company) a Nevada corporation as of January 1999, formerly an Ohio corporation, is a development stage company formed to produce computer ergonomic enclosures for a national market. The Company was incorporated on April 11, 1996 as Versa Case, Inc. On May 15, 1996, the Company changed its name to Unitrend, Inc. The Company’s operations to date have consisted primarily of incidental sales of computer components while the company personnel have concentrated on the development of the enclosures. Expenses incurred have been primarily for administrative support, tooling and product development of the enclosures that will ultimately be sold, which has resulted in an accumulated deficit in the development stage of approximately $9,400,000.

On April 16, 1998, the Company formed another entity called Osborne Manufacturing, Inc. (OMI). The Company owns sixty percent of OMI and a current employee owns the remaining forty percent. The Company’s ownership will be reduced to forty percent, three years after the commencement of OMI’s production of the “VersaCase®” units from the Company. OMI was organized to do all of the production of “VersaCase®” units as well as manufacturing for other entities. OMI is located in a single leased facility in Wauseon, Ohio. The Company has advanced OMI monies for operating expenses and expects to be repaid in full. Total advances as of December 31, 1999 and 1998 were $283,943 and $18,194, respectively. Interest is being accrued on the outstanding balance of the advances at the prime rate (8.25% at December 31, 1999). The total accrued interest was $11,804 and $1,636 at December 31, 1999 and 1998, respectively. All intercompany balances have been eliminated in the accompanying consolidated financial statements. Expenses incurred have been primarily for administrative support, tooling and product development of the enclosures that will ultimately be sold, which has resulted in an accumulated deficit in the development stage of approximately $200,000.

The Company merged with Server Systems Technology, Inc., (SSTI) effective December 15, 1998. SSTI was formed September 27, 1994. It owns several patents that are key to the Company’s products, but otherwise has ceased its development stage operations when the Company was formed in April 1996. SSTI and the Company were entities under common control prior to the merger.

Generally accepted accounting principles require the merger of the entities under common control to be accounted for in a manner similar to pooling of interest accounting. SSTI’s assets, liabilities and stockholders’ equity were recorded at historical cost as of the effective date of the transaction. At the time of the merger, SSTI’s recorded assets were not material and there were no liabilities. Additionally, it had ceased its development stage operations upon the commencement of activities by the Company. The patents held by SSTI were deemed to have approximately a $10,000,000 market value and, therefore, 17,500,000 shares of the Company were issued to stockholders of SSTI at the time of the merger.

(Continued)

(F-10)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

NATURE AND SCOPE OF BUSINESS (continued)

The financial statements prior to December 31, 1999, have been restated to reflect the assets acquired and the issuance of stock to the stockholders of SSTI. Additionally, the statement of operations has been restated to reflect $449,625 of selling, general and administrative expenses that were incurred by SSTI from September 27, 1994 to April 11, 1996. As noted previously, SSTI had ceased operations in April 1996. This restatement increased the basic and fully diluted loss per share by $.01 for the period prior to April 1996.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements are on the accrual basis of accounting and include the financial statements of the Parent for 1999 and 1998, in entirety, and include the financial statements of its 60% owned Subsidiary from its inception date of April 16, 1998. All material intercompany balances and transactions are eliminated in consolidation.

Property and Equipment

Property and equipment is carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures, computer software, automobiles, and computer equipment are depreciated over lives ranging from three to ten years. Building and improvements are depreciated over lives of 40 years. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that neither improve nor extend the life of the respective assets are charged to expense as incurred. Property and equipment is reviewed for impairment whenever circumstances change and there is an indication that the carrying amount of any given asset or group of assets is not recoverable.

(Continued)

(F-11)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (continued)

Recoverability is assessed based on criteria that includes a significant decrease in the market value of the asset, its use has changed, legal or business factors adversely affect the asset’s value, a history of cash flow losses and continued asset losses are forecasted as well as other factors that may give rise to a potential decrease in an asset’s value. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company has capitalized certain costs related to the construction of tooling and dies to be used in the manufacturing process. These costs consist of amounts paid to outside vendors for the actual manufacturing of the tools and dies. The cost of the tooling and dies is not being depreciated until such time as the Company commences manufacturing.

Patent Costs

Patent costs, which consist of the costs to obtain certain patents, are being amortized over the 20-year life of such patents. Amortization expense amounted to $933 for 1999. The Company did not have amortization expense in 1998, 1997, or for the period from the inception date to December 31, 1996. The Company’s existing patents begin to expire in April 2016.

Loan Costs

Loan costs are being amortized over the life of the loan and are shown net of amortization. Accumulated amortization was $1,635 and $545 at December 31, 1999 and 1998, respectively.

Research and Development

All research and development costs are expensed as incurred. Research and development costs for the years ended December 31, 1999, 1998, 1997, and for the period from the date of inception on April 11, 1996 to December 31, 1999 amounted to $6,523, $206,956, $213,898, and $508,908, respectively.

Statement of Cash Flows

For the purpose of reporting cash flows, cash includes cash on hand and demand deposits held by banks.

(Continued)

(F-12)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cumulative Effect of Change in Accounting Principle

On January 1, 1998 the Company adopted Statement of Position 98-5 “Reporting on the Costs of Start-Up Activities” that requires all start-up costs previously capitalized by the Company to be expensed. The cumulative effect of the change in accounting principles is reflected in the statements of operation. All start-up costs incurred after adoption of the statement will be expensed as incurred.

NOTES RECEIVABLE

Notes receivable consisted of the following at December 31:

		1998
	1999	(as restated)

Note receivable from an unrelated party, due December 31, 2000, including interest at 5.0%, unsecured	$22,458	$21,438

Note receivable from an unrelated party, due July 31, 2001, including interest at 5.0%, unsecured	11,550	11,025

Note receivable from an unrelated party, due on demand, non-interest bearing, unsecured	—	7,000

Note receivable from employee	—	8,149

Total	34,008	47,612

Less current maturities	(22,458)	(7,000)

Long-term note receivable	$11,550	$40,612

Based on the borrowing rates currently available to the Company and to the other parties for loans with similar terms and average maturities, the fair value of the notes receivable agreements approximate recorded values.

(Continued)

(F-13)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

RELATED PARTY PAYABLE

	1999	1998

Unsecured notes payable to the President and majority stockholder, including interest at prime on the first business day of the year, payable in ten equal annual installments after the Company is profitable for one year	$1,703,854	$158,531

Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair values of the related party payable approximates the recorded value.

NOTE PAYABLE

The Company has a note payable with a bank that was used to finance the acquisition of the building. The note is payable in monthly installments of $1,611 plus interest which is charged at the prime rate plus 1 1/2% (9.75% and 9.25% at December 31, 1999 and 1998, respectively).

The note matures on August 1, 2003 at which time the remaining principal is due. The note is secured by the building and the personal guarantee of the majority stockholder. The annual maturities of long-term debt at December 31, 1999 are as follows: 2000 – $19,332; 2001 – $19,332; 2002 – $19,332; 2003 – $206,228. Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of the note payable with a bank approximates the recorded value.

EMPLOYEE BENEFIT PLAN

The Company maintains a simplified employee pension salary reduction plan. The plan allows employees to make contributions up to the maximum amount permitted by the Internal Revenue Code. All full-time employees are eligible to participate in the plan. The Company may make contributions at the discretion of management. The Company has made no discretionary contributions to date.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of the temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. An income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

(Continued)

(F-14)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

INCOME TAXES (continued)

The components of the net deferred tax asset (liability) are as follows:

	1999	1998

Assets:

Net operating loss	$1,557,000	$1,042,000

Organizational costs	5,000	7,000

Other	1,000	8,000

Gross deferred tax assets	1,563,000	1,057,000

Liabilities:

Depreciation	5,000	3,000

Net deferred tax asset	1,558,000	1,054,000

Less valuation allowance	(1,558,000)	(1,054,000)

	$—	$—

A reconciliation of the Company’s effective tax values is as follows:

				September 27, 1994
				(Date of Inception) to
	1999	1998	1997	December 31, 1999

Income tax at statutory rates	$(507,142)	$(417,670)	$(491,244)	$(3,567,692)

Surtax and other rate differences	1,005	1,091	(766)	336

Permanent differences	2,137	579	10,206	2,009,356

Change in valuation allowance	504,000	416,000	481,804	1,558,000

	$—	$—	$—	$—

A valuation allowance has been recorded against the net deferred tax assets, as it is not known if the benefits will be realized by the Company and OMI.

As of December 31, 1999, the Company and OMI have approximately $4,100,000 of tax net operating loss carryforwards remaining to be utilized. The tax net loss carryforwards begin to expire in 2011 through 2019.

COMMON STOCK SUBJECT TO RESCISSION

The Company issued shares of stock in 1996 and 1997, which were subject to a rescission offer, which could have been exercised at the option of the stockholder and accordingly were not included in equity. The Company sold 1,559,020 shares for $779,510 in 1997 and 963,020 shares for $481,510 in 1996. During 1997 and 1996, a total of 60,000 and 500 shares for $30,000 and $250, respectively, were rescinded.

(Continued)

(F-15)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

COMMON STOCK SUBJECT TO RESCISSION (continued)

During 1998, the Company issued 5,812,260 shares of common stock under an offering. As part of this offering, significantly all holders of common stock subject to rescission agreed to convert their stock subscription receipts under a one for one trade for the new stock or to rescind their stock subscription in full. During 1998, four states had not given their approval for the offering as of December 31, 1998. A total of 2,081,200 shares were issued in exchange for common stock. Stock subscription rescissions totaled 195,840 for $97,920 along with interest costs of $3,039 as of December 31, 1998. The total number of shares left to be exchanged or rescinded was 184,500 at December 31, 1998. These shares were exchanged for the new stock during 1999. There were no stock rescissions during 1999.

Accordingly, the Company was precluded from classifying the securities as capital until such time as the rescission offer was completed. At the completion of the rescission offer, the Company classified as capital, such securities proceeds to the extent the security holders elected to retain their ownership in the Company.

As of December 31, 1998, stock proceeds of $92,250 representing 184,500 shares was reflected as a liability since the security holders had not agreed to convert to the stock offered or to rescind. During 1999, the security holders elected to convert to the stock under the 1998 offering.

EARNINGS PER SHARE

Earnings per share is computed on the weighted average number of common shares outstanding, including any dilutive options and warrants. Per share amounts have been restated for the effects of the four-for-one and five-for-one stock splits that were effective July 9, 1999 and August 9, 1999 for stockholders of record as of the same dates, respectively.

Options to purchase 6,885,970, 6,742,700, 4,684,680, and 6,885,970 shares for the years ended December 31, 1999, 1998, 1997, and the period from the inception date of September 27, 1994 to December 31, 1999, respectively were not included in the computation of diluted EPS because the Company had a net loss during the periods and therefore the options are assumed to be anti-dilutive.

STOCKHOLDERS’ EQUITY (DEFICIT)

In July 1999, the Company reincorporated as a Nevada corporation. At December 31, 1999 and 1998, the Company had 200,000,000 and 5,000,000 authorized common shares, no par value, respectively. In July 1999, the Company had a four for one stock split, except for the shares issued to the president/major stockholder related to the SSTI merger that were split at three to one. In August 1999, the Company split its common stock issuing, five shares for every one share outstanding at the time. The Company issued 5,000 shares of common stock for consulting expense during August 1999. The service had a value of $10,000, which was recorded for the exchange of the common stock.

The Company provides for the granting of stock options to certain employees. Payment upon the exercise of a stock appreciation right may be made at the discretion of the Board of Directors in cash, shares of the Company’s stock or any combination thereof. All options granted during 1999 and 1998 include stock appreciation rights for the same number of shares.

(Continued)
(F-16)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

STOCKHOLDERS’ EQUITY (DEFICIT) (continued)

The Company applies Accounting Principles Board Opinion (APB) No. 25 and related interpretations in accounting for its employee stock option plan. Accordingly, no compensation cost has been recognized in the accompanying financial statements for options issued under the plan, as the option price equaled the market price on the date of grant. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the methodology of Financial Accounting Standards Board Statement No. 123 “Accounting for Stock-Based Compensation,” the Company’s net loss and net loss per share would change as indicated below:

				Inception
				Date to
				December 31,
	1999	1998	1997	1999

Net loss:

As reported	$(1,123,139)	$(1,099,131)	$(1,292,747)	$(9,388,662)

Pro forma	(1,157,344)	(1,239,134)	(1,331,700)	(9,614,250)

Basic and diluted loss per share:

As reported	$(0.02)	$(0.02)	$(0.02)	$(0.14)

Pro forma	(0.02)	(0.02)	$(0.02)	(0.15)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, 1997, and the period from the inception date of September 27, 1994 to December 31, 1999.

				Inception
				Date to
				December 31,
	1999	1998	1997	1999

Dividend yield Expected volatility Risk-free interest rates Expected lives	0 0% 4.55%, 4.57%, 4.60%, 5.13%, 5.01% 5.67% 3 years	0 0% 5.39%, 5.06%, & 5.61% 3 years	0 0% 6.25%, 6.62%, 6.36%, & 6.11% 3 years	0 0% 4.55%, 4.57%, 4.60%, 5.01%, 5.06%, 5.13%, 5.39%, 5.61%, 5.67%, 6.11%, 6.25%, 6.36%, & 6.62% 3 years

(Continued)

(F-17)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

STOCKHOLDERS’ EQUITY (DEFICIT) (continued)

A summary of the status of the Company’s employee stock option plan as of December 31,1999, 1998 and 1997 and changes for the years then ended is presented below:

	1999		1998		1997

		Weighted-Average		Weighted-Average		Weighted-Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

January 1	2,896,700	$0.50	1,596,680	$0.50	1,320,000	$0.50

Granted	45,000	0.50	1,500,000	0.50	410,000	0.50

Canceled	—	0.50	(199,980)	0.50	(133,320)	0.50

December 31	2,941,700	0.50	2,896,700	0.50	1,596,680	0.50

Options exercisable at year-end	2,726,700		2,250,407		440,010

Weighted-average fair value of options granted during the year	$0.06		$0.07		$0.17

The following summarizes information about employee stock options at December 31, 1999.

Weighted-Average
Range of		Remaining
Exercise	Number Outstanding	Contractual Life	Weighted-Average	Number Exercisable	Weighted-Average
Prices	December 31, 1999	(In Years)	Exercise Price	December 31, 1998	Exercise Price

$0.50	2,941,700	3.00	$0.50	2,250,407	$0.50

The Company applies Financial Accounting Standards Board Statement No. 123 “Accounting for Stock-Based Compensation” and related interpretations in accounting for stock options issued to non-employees for services. Accordingly, consulting expense totaling $7,868, $55,316, $252,011, and $5,315,145(which includes the $4,999,950 in consulting expense to Eric V. Jelinger) was recorded during 1999, 1998, 1997, and the period from the inception date of September 27, 1994 to December 31, 1999, respectively, using the fair market value of the consulting services or the options on the grant dates of the options issued. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, 1997, and the period from the inception date of September 27, 1994 to December 31, 1999.

(Continued)

(F-18)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

STOCKHOLDERS’ EQUITY (DEFICIT) (continued)

				Inception
				Date to
				December 31,
	1999	1998	1997	1999

Dividend yield	0	0	0	0
Expected volatility	0%	0%	0%	0%
Risk-free interest rates	4.57%, 5.13%, & 5.67%	5.39%, & 5.06%	6.25%	4.57%, 5.06%, 5.13%, 5.39%, 5.67%, & 6.25%
Expected lives	3 – 5 years	3 years	3 years	3 – 5 years

A summary of the status of the options granted by the Company as of December 31, 1999, 1998, and 1997 and changes for the years then ended is presented below:

	1999		1998		1997

		Weighted-Average		Weighted-Average		Weighted-Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

January 1	3,846,000	$0.50	3,088,000	$0.50	10,000,000	$0.000005

Granted	118,000	0.50	758,000	0.50	3,088,000	0.50

Canceled	(20,000)	0.50	—	—	(10,000,000)	0.000005

December 31	3,944,270	0.50	3,846,000	0.50	3,088,000	0.50

Options exercisable at year-end	2,342,733		1,040,426		33,333

Weighted-average fair value of options granted during the year	$0.08		$0.07		$0.17

The following summarizes information about non-employee stock options at December 31, 1999:

Weighted-Average
Range of		Remaining
Exercise	Number Outstanding	Contractual Life	Weighted-Average	Number Exercisable	Weighted-Average
Prices	December 31, 1999	(In Years)	Exercise Price	December 31, 1998	Exercise Price

$0.50	3,944,270	3.02	$0.50	3,846,000	$0.50

Options granted to non-employees begin to expire three years after the date that a registration statement for a public offering of the Company’s stock becomes effective with the Securities and Exchange Commission.

In 1996, the Company granted stock purchase options to Eric V. Jelinger, brother of the President. The option was granted for compensation of past services to the Company. The options allowed Mr. Jelinger to acquire up to 10,000,000 shares of stock at a price of $0.000005 per share. Under Financial Accounting Standards Board Statement No. 123 “Accounting for Stock-Based Compensation,” compensation expense was recorded in 1996 of $4,999,950. On December 31, 1997, the options were canceled under an agreement of mutual mistake entered into by Unitrend and Eric V. Jelinger.

(Continued)
(F-19)

UNITREND, INC. AND SUBSIDIARY
(Development Stage Companies)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

OPERATING LEASE OBLIGATIONS

The Company leased office space and equipment. OMI leases facility space under an agreement, which expires during 2003. The Company entered into a vehicle lease during 1996 in which the whole lease expense of $12,080 was paid in full at that time. The lease was treated as an operating lease and was expensed over the life of the lease. Lease expense for the years ended December 31, 1999, 1998, and 1997 and for the period from the inception date of September 27, 1994 to December 31, 1997 was $53,750, $11,879, $20,261 and $90,710, respectively. The Company and OMI have future minimum lease payments of $48,240 in 2000; $48,240 in 2001; $48,240 in 2002; and $20,100 in 2003.

COMMITMENTS

The Company has entered into purchase commitments with outside vendors to perform the tooling designs for the computer enclosures. The total commitments as of December 31, 1999 totaled $1,834,724 with progress payments having been made of $1,429,429. The total future commitments remaining as of December 31, 1999 totaled $405,295. As tooling is completed, the vendors’ invoices are submitted to the Company and paid in normal terms. A liability for the commitments has not been recorded in the accompanying balance sheets.

GOING CONCERN

As shown in the accompanying consolidated financial statements, the Company has incurred net losses of $1,334,584 and $1,099,131 during the years ended December 31, 1999 and 1998, respectively. The Company has an accumulated net loss of $9,388,662 from the date of inception to December 31, 1999. The Company’s current liabilities exceed its current assets by $275,330. Management’s plans are to continue to seek funding from the majority stockholder and to proceed on the raising of additional equity to fund its pre-production costs and commence production of its product. Management is proceeding with the registration of its securities with the Securities and Exchange Commission and will then begin to raise additional equity by the end of 2000, subject to approval by the Securities and Exchange Commission. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional capital and interim funding by the majority stockholder. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management’s plans are to commence production soon after the raising of the additional equity necessary to fund the costs of commencing production, which will most likely be within 12 to 18 months. Management expects to commence sales of the VersaCase following production during 2001. Management projects that it will be able to achieve profitability within 12 months of commencing production. These objectives are based on many factors, including market changes, changes by new or existing competition, new or different technology and the ability to obtain the necessary equity. Based on these factors and the possibility of other factors, it is not certain that management can achieve these plans.

(F-20)